06009042

SE[illegible] MISSION

Washington, D.C. 20549

AB 3/22/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASHINGTON

SEC FILE NUMBER
8-66481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Office Park, Street #1, Lot #10
(No. and Street)

Guaynabo (City) Puerto Rico (State) 00922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Carlos Benitez (787) 706-7339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1200 Western Bank World Plaza, 268 Munoz Rivera Ave., San Juan, Puerto Rico 00918-2511
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jose C. Benitez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Universal Financial Services, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/06

Signature

Executive Representative, FINOP

Title

AFF6213

RAUL G. MENDEZ DE GUZMAN ABOGADO - NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or ~~Partners' or~~ Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Universal Financial Services, Inc.:

We have audited the following financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Insurance, Inc., for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Universal Financial Services, Inc. as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 17, 2006

Stamp No. 2101154
affixed to original.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

CASH AND CASH EQUIVALENTS	$ 59,323
PREPAID EXPENSES	2,186
TOTAL	$ 61,509

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 3,213
Accrued expenses	3,500
Total liabilities	6,713
STOCKHOLDER'S EQUITY:	
Common stock	100,000
Accumulated deficit	(45,204)
Total stockholder's equity	54,796
TOTAL	$ 61,509

The accompanying notes are an integral part of these financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

EXPENSES:	
Administrative service fees	$ 5,400
Professional fees	8,163
Lease expense	2,050
Insurance expense	1,478
Miscellaneous	272
Total expenses	17,363
NET LOSS	$ 17,363

The accompanying notes are an integral part of these financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Accumulated Deficit	Total
BALANCE AT BEGINNING OF YEAR	$ 100,000	$ (27,841)	$72,159
NET LOSS FOR THE YEAR	-	(17,363)	(17,363)
BALANCE AT END OF YEAR	$ 100,000	$ (45,204)	$54,796

The accompanying notes are an integral part of these financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,363)
Reconciliation of net loss to net cash used in in operating activities:	
Increase in prepaid expenses	(1,709)
Decrease in payable to affiliates	(3,268)
Decrease in accrued expenses	(5,000)
Net cash used in operating activities	(27,340)
NET CHANGE IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(27,340)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	86,663
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 59,323

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS

Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Insurance Group, Inc. Universal Financial Services, Inc. was created for the purpose of distributing variable life and variable annuities to other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. As of December 31, 2005, the distribution of variable life and variable annuities has not yet commenced.

The Company is a registered Broker-Dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934 and claims exemption under Section (k) (2) (ii) of the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. REPORTING ENTITY AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the most significant accounting policies followed by the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses—The Company will earn revenue by retaining fees for the sale of variable life and variable annuity products. Commission expenses are recognized on a trade date basis. Fees are recognized as earned and are calculated from the asset value of the underlying insurance products. Administrative expenses are recognized as incurred.

Deferred Income Taxes—Deferred income taxes are provided for the tax effect of temporary differences computed using the asset and liability method, as required by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets, including benefits for net operating loss carryforwards, are evaluated based on the guidelines of SFAS No. 109 for realization and may be reduced by a valuation allowance.

Commitments – At December 31, 2005, the Company has obligations under a non cancelable office space lease with an affiliate, and under a management services agreement with an affiliate. These agreements require aggregate payments as follows:

Year	Amount
2006	$12,851
2007	12,851
2008	12,851
2009	12,851
Total	$51,404

3. Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2005, the Company's net capital, as defined, of $52,610 was $27,610 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 13 to 1.

4. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition as of December 31, 2005, includes $3,213 in amounts due to affiliated entities. In addition, during the year ended December 31, 2005, the Company was allocated expenses from affiliates for lease fees amounting to $2,050 and salary costs amounting to $5,400.

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$ 54,796
Deduct: Stockholder's equity not allowable for net capital		(2,186)
Total stockholder's equity qualified for net capital		52,610
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		52,610
Deductions and/or charges:		
Total nonallowable assets	-	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	-	-
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		52,610
Haircuts on securities:		
Contractual commitments		
Subordinated debt		
Exempt investment securities		
Debt securities	-	
Other securities	-	
Undue concentration	-	
Other	-	-
Net capital		$ 52,610

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 448
Minimum dollar requirement	$ 25,000
Net capital requirement (greater of two amounts above)	$ 25,000
Net capital	$ 52,610
Excess net capital	$ 27,610
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 51,939

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 6,713
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 6,713
Ratio: Aggregate indebtedness to net capital	13%

Note: No material difference exists between the Computation of Net Capital above and the corresponding schedules in the Company's unaudited December 31, 2005, Form X-17A-5, Part II-A filing, as amended.

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 17, 2006

To the Board of Directors and Shareholder
of Universal Financial Services, Inc.:

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Insurance Group, Inc., for the year ended December 31, 2005 (on which we have issued our report dated February 17, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2121329
affixed to original.